July 24, 2006
Via EDGAR (Correspondence) and Courier
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.
RE: Alcatel
Form 20-F for the fiscal year ended December 31, 2005
Filed March 31, 2006
File No. 001-11130
Dear Mr. Spirgel:
     I am writing in response to your comment letter dated July 13, 2006. For your ease of reference, your comments have been reproduced in this letter with the same numbering, followed by our responses.
Consolidated Income Statements, page F-2
1- a. Please expand your response to address the consideration you gave to the guidance set forth in the Basis for Conclusions, paragraph 12 and 13 to IAS1:
As noted in our prior response letter, we considered the guidance provided by the CNC, the French standard-setter, with respect to the presentation of the income statement under IFRS. In particular, we considered paragraph 4.2 of the recommendation that states that “entities will be given the option of presenting their current results of operating activities, defined as the difference between total results of operating activities and ‘other operating income and expenses”.
In addition, we respectfully note to the Staff that restructuring costs, share-based payments, impairment of capitalized development costs and gain/(loss) on disposal of consolidated entities have not been excluded from the results from operating activities presented in the line item “income (loss) from operating activities” in our statement of income, as these costs are considered operating expenses under the Basis for Conclusions, paragraphs 12 and 13 to IAS 1.
In applying the guidance provided by the CNC, we considered relevant to provide an additional subtotal (being “operating profit (loss)”), consistently with paragraph 83 of IAS 1 that states that “additional line items, headings and subtotals shall be presented on the face of the income statement when such presentation is relevant to the understanding of the entity’s financial performance.” Since restructuring costs, share based payments, impairment of capitalized development costs and gain/loss on disposal of consolidated entities are relevant to an investor’s understanding of Alcatel’s financial performance due to their nature/frequency and materiality, these additional line items and subtotals are presented on the face of the income statement, in accordance with paragraph 83 of IAS 1.
b. We note that your disclosure in footnote 1(p) states that including certain expenses “would hamper an understanding of the Group’s operating performance” as well as your proposed modifications to this disclosure to be provided in future filings. In light of the nature, frequency and/or materiality of certain of these expenses, it remains unclear to us why you believe including them would “hamper an understanding”. In this regard, we note that you have incurred expenses for share-based payments and restructuring costs in both of the period presented, and that such costs are expected to continue. Please expand your discussion to clarify this point for us.
As noted in our response to comment 1-a above, we applied the guidance provided by the CNC. With respect to including certain expenses, we considered particularly paragraph 5.5.5 that states that “other operating income and expenses” should only be:
“used for major events occurring during the reporting period which are likely to distort interpretation of the entity’s operating performance. It therefore includes a very limited number of unusual, abnormal or infrequent items of income or expense that are highly material, which the entity discloses separately to facilitate understanding of its sustainable operating performance and to give users of the financial statements relevant information for predicting future performance, in accordance with the principles set out in paragraph 28 of the IASB Framework.”
We note to the Staff that paragraph 28 of the IASB Framework states the following [emphasis added]:
“Information about financial position and past performance is frequently used as the basis for predicting future financial position and performance and other matters in which users are directly interested, such as dividend and wage payments, security price movements and the ability of the entity to meet its commitments as they fall due. To have predictive value, information need not be in the form of an explicit forecast. The ability to make predictions from financial statements is enhanced, however, by the manner in which information on past transactions and events is displayed. For example, the predictive value of the income statement is enhanced, if unusual, abnormal and infrequent items of income or expense are separately disclosed.”
We agree that restructuring costs have been incurred for both periods presented and are expected to continue, but we believe that the amounts incurred in future periods will continue to be unusual and abnormal with little predictive value. Accordingly, we believe that including such expenses in “operating profit (loss)” would hamper the reader’s understanding of our present and future performance. In particular, we respectfully note that:
•	the amounts of restructuring costs accounted for in 2005 (€110 million) represented one-third of the amounts accounted for in the preceding period (€324 million for 2004). Because of the material fluctuations in such expenses from year to year, their inclusion in “operating profit (loss)” would have little predictive value and would be misleading to investors;
•	approximately 30% of the costs incurred in 2005 relate to restructuring actions initiated in 2003, following the dramatic downturn of the telecom industry, as disclosed on page F-141. To consider all restructuring costs impacting the 2005 result as a recurring expense would therefore have been misleading, as only a portion of such costs were recurring .
c. Based upon your response, it appears that you are excluding share based payments due to the first time adoption of IFRS and the initial application of IFRS 2, as well as the fact that your U.S. competitors did not early adopt FAS 123(R). Given that your competitors will be adopting FAS 123(R), that you have now presented two years of data under IFRS with share based payment expense included and given that this expense would appear to be a routine, recurring item, what is your intention with respect to future presentation ?
Due to the specific transition provisions of both IFRS 2 (for a first-time adopter) and FAS 123(R) (assuming our competitors elect prospective application), the treatment of share-based payment expenses is not currently comparable between Alcatel and U.S. companies in our industry and we do not expect treatment to be fully comparable between us and our U.S. competitors until 2008 or 2009. Nevertheless, based on our continuing assessment of the materiality of share-based payment expenses and of whether or not their inclusion in the gross profit, administrative and selling expenses and R&D costs could hamper the comparison with our U.S. competitors, we may in the future determine that an investor’s understanding of our operating results would be better served by including such amounts in the gross profit and R&D costs, in which case we would no longer disclose such amounts separately on the face of the statement of income.
Note 4 — Information by business segment and by geographical segment, page F-26
2 —	We note that in your response to prior comment 1, as well as in this footnote disclosure, you indicate that the performance measure of each business segment is based on “operating profit/loss”. Supplementally tell us how you determined this measure to be the most appropriate measure to comply with the requirement to disclosure segment result, which is defined in paragraph 16 of IAS 14.
We believe our presentation of segment information is consistent with the presentation of our income statement. As noted above in our response to comment 1-a and 1-b, we considered the guidance provided by the CNC. With respect to segment information, we considered particularly paragraph 3.2 that states the following: [emphasis added]
“3.2 — Continuity of segment reporting and overall financial reporting

For several years, entities have been making major efforts to ensure that their internal management information is consistent with their published accounts. The adoption of IAS/IFRS standards must not hamper this trend. High-quality segment information is a key component in interpreting performance. A company’s overall performance is the sum of the performances of its various business or geographical segments. IAS 14 defines the rules governing the preparation and presentation of segment information. It must be consistent with the accounting methods, contents and presentation of the financial statements. It helps explain and analyse the overall performance presented in the income statement by clearly identifying eliminations of intergroup transactions.”

In addition, the operating expenses presented after the operating profit (loss) (i.e. share-based payments, restructuring costs, impairment of capitalized development costs and gain /(loss) on disposal of consolidated entities) have been considered as items unrelated to the performance of the individual business segments because these operating expenses mainly result from decisions taken by corporate headquarters and not by the segments’ management. Further, we believe that these items cannot be allocated to business segments on a reasonable basis as required by paragraph 16 of IAS 14 who states [emphasis added]:
"Segment expense is expense resulting from the operating activities of a segment that is directly attributable to the segment and the relevant portion of an expense that can be allocated on a reasonable basis to the segment [...].”
For example, concerning restructuring costs, we recorded significant costs in relation to the disposal of certain legal entities for which we believe it is impracticable to allocate costs to the respective business segments on a reasonable basis, given their nature.
Note 9 — Income tax, page F-32
3 —	We note your response to prior comment 7. Our understanding, based upon your response and disclosure, is that the amounts shown in the “Other” category reflect an increase in tax loss carry forwards and tax credits to reflect the gross increase in the tax loss carry forwards, whether that amount will ultimately be recognized or unrecognized on the balance sheet. The offset, reflected as an increase in deferred tax assets not recognized, is the amount you have determined for which it is not probable a benefit will flow to the entity. Please confirm whether or not our understanding is correct. Additionally, please supplementally address how the column “Impact on net income (loss)” shown in the table Analysis of deferred tax by temporary differences on page F-34 relates to the “Actual income tax (charge) benefit” line in the Effective income tax rate table shown on page F-33.
Concerning the explanation given in the column “Other” of the table “Analysis of deferred tax by temporary differences”, we confirm that your understanding is correct.
Concerning the amounts given in the column “Impact on net income (loss)” shown in the table “Analysis of deferred tax by temporary differences” on page F-34, the €39 million of deferred tax liabilities indicated on page F-34 is included as a charge in income tax (charge) benefit disclosed on page F-32 (Note 9(a)) amounting to €91 million (of which €39 million is the deferred tax charge and €52 million is the current income tax charge). The actual income tax charge of €91 million is the same as the amount disclosed on page F-33 in the table “Effective income tax rate” (Note 9 (b)).
Note 24 — Compound financial instruments, page F-63
4 —	When the ORANE bonds were issued on December 19, 2002, how did the trading price of the company’s stock compare to the nominal value of the note of €5.34?
The trading price of the company’s stock at the date of completion of the offering of the ORANE (December 19, 2002) was €4.38. The trading price the day before the opening of the offering to institutional investors (December 11, 2002) was €5.33.
5 —	We understand that upon adoption of IFRS, you have reflected the carrying amount of the ORANE bond within shareholders’ equity. We note that the nominal issuance value of the bond has been reduced by the amount of prepaid interest that was not amortized as of the transition date of January 1, 2004. Tell us how you determined that the prepaid interest was not an asset that required recognition upon the adoption of IFRS. Further expand your initial response to address, citing specific IFRS literature where appropriate, how you determined it was appropriate to recognize no amortization of prepaid interest expense in your IFRS financial statements.
As noted in our prior response, we considered the ORANE to be a compound financial instrument according to the guidance provided by paragraphs 15, 28, 31, AG13 and AG31(a) of IAS 32.
Paragraph 15 of IAS 32 states the following:
“15. The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.”
Paragraph 28 of IAS 32 states the following [emphasis added]:
“28. The issuer of a non-derivative financial instrument shall evaluate the terms of the financial instrument to determine whether it contains both a liability and an equity component. Such components shall be classified separately as financial liabilities, financial assets or equity instruments in accordance with paragraph 15.”
Paragraph 31 of IAS 32 states the following [emphasis added]:
“31. IAS 39 deals with the measurement of financial assets and financial liabilities. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. [...] The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognising the components of the instrument separately.”
Paragraph AG13 of IAS 32 states the following [emphasis added]:
“AG13. [...] An entity’s obligation to issue or purchase a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument of the entity. However, if such a contract contains an obligation for the entity to pay cash or another financial asset, it also gives rise to a liability for the present value of the redemption amount (see paragraph AG27(a)).”
Lastly, paragraph AG31 (a) states the following: [emphasis added]
“AG31. A common form of compound financial instrument is a debt instrument with an embedded conversion option, such as a bond convertible into ordinary shares of the issuer, and without any other embedded derivative features. Paragraph 28 requires the issuer of such a financial instrument to present the liability component and the equity component separately on the balance sheet, as follows:

(a)	The issuer’s obligation to make scheduled payments of interest and principal is a financial liability that exists as long as the instrument is not converted. On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.”
Based on the above guidance, we concluded that the prepaid interest was a financial liability component, and not an asset that required recognition at the IFRS transition date. As noted in our prior response letter, the prepayment of interest and principal was effected at issuance date. As a result, we considered that there was no liability component to record under IFRS (i.e. the present value of future cash flows being equal to zero).
Thus, the net amount issued (i.e. the nominal issuance value of the bond less the prepaid amount) has been considered as the equity component of the ORANE.
6 —	In your response to prior comment 12, you indicate that under U.S. GAAP you have classified the ORANE bond within the mezzanine level as “notes mandatorily redeemable for shares”. Clarify for us whether the ORANE bond may ever be settled in cash (for example, at the company’s option, or if the company is liquidated or goes into bankruptcy), or if the only mechanism for settlement is the issuance of the company’s equity. Tell us what literature you have relied upon in reaching your U.S. GAAP conclusion.
We clarify to the Staff that the ORANE bond could have been settled in cash by buying back the bonds on the market at their market price, at our option only. As noted in Note 24 (a) on page F-64, the ORANE bond was entirely redeemed in December 2005 by the issuance of shares. To determine the classification of the ORANE bond under U.S. GAAP, we applied the guidance provided by APB Opinion No. 14 paragraphs 7 and 12 as well as ASR 268 that states in part [emphasis added] :
”... the rules require that the amount applicable to the redeemable preferred stock be presented in financial statements as a separate item—and not combined with equity investments not having similar redemption requirements. The Commission believes the presentation required by the rules will highlight the redemption obligation and the fact that amounts attributable to these securities are not part of permanent capital”.
Based on the above guidance, we considered appropriate to classify the ORANE bond outside of permanent equity.
Note 27 — Provisions, page F-75
(b) Change during 2005, page F-75
7 —	In regard to your response to comment 14, please clearly discuss in MD&A the impact of the provision reversals on your results of operations. Also please disclose your methodology for calculating reserve for product sales in your critical accounting policies disclosures.

We propose to amend our Annual Report on Form 20-F for the year ended December 31, 2005 to expand our discussion in our MD&A of the impact of the provision reversals on our results of operations, as well as our methodology for calculating reserve for product sales. We refer the Staff to our proposed amendments to our 2005 Form 20-F (see separate file attached).
Note 33 — Payroll and staff training rights, page F-86
8 —	We note your response to prior comment 18. It is our understanding based upon your response and disclosure, that this requirement, which was enacted in May 2004, allows French employees to receive 20 hours of training per year. We have the following questions with respect to this program:
a- You have stated that these training hours may be accumulated over six years. If not taken in the sixth year, the right to receive the training hours for the earliest year back (the initial 20 hours) is lost. In other words, by 2009, an employee could have accumulated only 120 hours. In 2010, they would lose the right to the first 20 hours related to 2004. Is our understanding correct ?
We clarify to the Staff that the 120 hours accumulated training rights corresponds to a 6 year vesting period and is a ceiling. If the employee has taken no training during this 6-year period, no further rights will vest after 6 years. For example, if the employer and the employee subsequently agree that the employee may use 40 hours of training rights for the first time in 2011, an additional 20 hours of training rights will vest in each of 2011 and 2012 respectively, allowing the employee to again accumulate the maximum training rights of 120 hours by the end of 2012.
b —	Is the training provided by the company or a third party?
Theoretically the training can be provided by the company or by a third party. In practice, as the training has to be done outside of working hours (i.e. during weekends or vacation), it is provided mainly by third parties.
c — Does the company have the right to pre approve the training the employee elects to take? In other words, must the training relate to the employee’s job?
The training elected by the employee has to be agreed in writing between the employer and the employee. If the employer and the employee disagree on the training elected and this disagreement continues for two consecutive years, the employee has recourse with the training organization from which the employer depends. If the training organization decides positively in favor of the employee, the employee may follow the chosen training and the employer is required to pay a fixed sum of money to the training organization as a contribution towards the costs of such training. We clarify to the staff that the training undertaken is not required to relate specifically to the employee’s job but must be professional in nature and in accordance with either the employer’s training plan or the objectives set forth by the industry-wide labor agreement to facilitate, for instance, the development of the labor market and the internal and external mobility of the workforce.
9 —	Your response to comment 18, with respect to the appropriateness of the IFRS treatment, appeared to focus on a conclusion reached by the CNC (Opinion N° 2004-F) which gave guidance under French GAAP. You state that you believe this position to be consistent with IAS 37 and IAS 19. Please expand your response to specifically address what you consider in making your determination under IFRS.

By way of background, Opinion N° 2004-F issued by the CNC was in compliance with the “Règlement sur les passifs N° 2000-06 “ (Regulation governing the accounting for liabilities) and the “Recommandation N° 2003-R-01 relative aux règles de comptabilisation et d’évaluation des engagements de retraites et avantages assimilés” (Recommendation relating to the accounting for pension and other post-employment benefits).
The Regulation governing the accounting for liabilities has the same definition of a liability as the definition given by IAS 37 and this French accounting standard is compliant with IAS 37 except for provisions concerning major repairs.
The Recommendation relating to the accounting for pension and other post-employment benefits was mainly a translation into French of IAS 19. No discrepancy has been identified between IAS 19 and this recommendation on such rights as the training rights. Opinion N° 2004-F of the CNC refers specifically to IFRS as noted in paragraph 2-2 “Comptabilisation” and we quote here a portion of the CNC guidance (unofficial translation):
“2.2. — Accounting Treatment

Under French GAAP, as well as under IFRS, having a present obligation is not contingent upon demonstrating future benefits associated with the expense incurred. [...]. Training costs that are incurred as part of the global training plan of an entity, are considered as expenses when incurred since they relate to decisions taken by an entity and future services rendered by employees.”
For the purpose of reaching its conclusion, the CNC considered two different situations:
(i)	the employee and the company reached an agreement on training courses to be provided;

(ii)	the employee and the company could not reach an agreement, which resulted in the requirement for the company to fund an external organization (as explained in our response to question 8-c), or the employee has been dismissed or has resigned
For situation (i), when the employee and the company reach an agreement, the obligation to provide training becomes certain. Even if training programs result from legal requirements, they are contingent upon many things (timing, contents of the training, future services to be provided ...).
In addition, as noted above in the quoted unofficial translation of the CNC guidance, training costs — especially if there is a relation between the training course and the employee’s job — embody future economic benefits in relation to future services that will be rendered once the training has been received.
We believe this is consistent with the guidance provided by IAS 37 paragraphs 80 and 81 that provides the following: [emphasis added]
“80.	A restructuring provision shall include only the direct expenditures arising from the restructuring, which are those that are both:
(a)	necessarily entailed by the restructuring; and

(b)	not associated with the ongoing activities of the entity.
“81.	A restructuring provision does not include such costs as [...] retraining [...] continuing staff [...]”

Lastly, expenses that are incurred as part of the training program can be deducted from a training tax that is to be paid under French labor regulations.
Therefore, the CNC concluded that, in these cases, training costs should be expensed as incurred, like other training expenses.
In addition, the Company must disclose the total hours that have been granted to employees — and not yet taken at year end —, as part of the training rights.
For situation (ii) the CNC concluded that training costs must be accrued when the obligation is certain, when it will result in an outflow of resources and when a reliable estimate of these costs can be made at the reporting date.
As noted in our response below to comment 10 as well as in our prior response letter, we note to the Staff that we have no historical experience to determine a reliable estimate of the rights that will effectively be exercised by employees.
Based on the above, we believe the guidance provided by the CNC complies with the requirements set forth in IAS 37 and, as a result, we applied such guidance and concluded that the accrual of training costs was not appropriate.
10 —	With respect to the U.S. GAAP treatment, you refer only to FAS 5. It seems that EITF 06-2 (while not directly on point) and FAS 43 provide guidance that should be considered in preparing an analysis for the appropriate U.S. GAAP treatment. Please expand your response to address your consideration of this literature.
In determining the accounting treatment of the French training rights under U.S. GAAP, we considered EITF 06-2 and FAS 43, as well as other standards. These standards deal with sabbatical leave and other similar benefits, such as illness or holidays.
In particular, we considered the guidance in paragraph 6 of FAS 43 that states the following [emphasis added]:
“6. An employer shall accrue a liability for employees’ compensation for future absences if all of the following conditions are met:
a. The employer’s obligation relating to employees’ rights to receive compensation for future absences is attributable to employees’ services already rendered,

b. The obligation relates to rights that vest or accumulate,

c. Payment of the compensation is probable, and

d. The amount can be reasonably estimated.
If an employer meets conditions (a), (b), and (c) and does not accrue a liability because condition (d) is not met, that fact shall be disclosed.”
As noted in our prior response letter, we have no historical experience to determine a reliable estimate of the rights that will effectively be exercised by employees. In addition, as noted above, payments related to such rights are not considered probable due to the fact that there must an agreement between the company and its employees with respect to the content of the contemplated training. As a result, we concluded that, under U.S. GAAP, no liability should be accounted for in accordance with FAS 43 § 6 (c) and (d).

11 —	We note your response to prior comment 21. Based upon your analysis, we do not object to your conclusion that TiMetra did not meet the definition of a business under EITF 98-3. It appears to us that accounting for this as an asset acquisition would have resulted in the recognition of all assets and liabilities acquired at their fair value. It would appear that immediate expense recognition would be appropriate only if you determined that one of the assets acquired was in process research and development (IPR&D). Otherwise, the purchase price should be allocated to the assets and liabilities acquired. It is unclear how you allocated the purchase price under U.S. GAAP to the assets and liabilities acquired. Tell us how you identified and measured the acquired assets and liabilities, focusing on identifiable intangible assets such as acquired workforce, IPR&D and acquired technologies.
Identifiable assets and liabilities were accounted at fair value based upon the appraisal report of an external expert.
Acquired technology was appraised at $40.4 million, IPR&D at $5.5 million, and the acquired workforce at $0.7 million.
At the time of the acquisition, TiMetra was marketing release 1.1 of its Ethernet router, which was introduced in June 2003, thus resulting in the developed technology to be valued and recognized as part of the purchase price allocation. In assessing the qualification of the acquired assets as IPR&D and its fair value, the value has been limited to the projected cash flows to be derived from the incremental technology improvements attributable to the IPR&D project. The fair value of IPR&D projects excludes the value of the core technology to which the improvements are to be made. The workforce has been valued taking into consideration the number of employees (93 employees at the time of the acquisition), as well as the workforce life (generally 3 to 5 years in California, depending on employee attrition).
The customer base, trademarks/trade names and non-competition agreement were valued at nil for the following reasons:
•	due to the limited installed base, no material value was attributed to the current customers;

•	TiMetra’s service router was rebranded the Alcatel 7750 SR and the use of the existing trademark has been discontinued;

•	there was no significant non-competition agreement signed as part of the transaction.
All amounts were accounted for in our books except for the acquired workforce, which was accidentally omitted. However, we submit that both the value of the acquired workforce and the related unrecorded amortization expense are immaterial to our consolidated financial statements under U.S. GAAP.
Note 40 — Reconciliation to U.S. GAAP, page F-128.
12 —	We note your response to prior comment 25 and the quantified summary of the items included in the “Other adjustments” caption of your reconciliation to net income and shareholders’ equity for 2004 and 2005. We note that many of the adjustments you have aggregated into the “Other adjustments” caption are similar in size to adjustments that are reflected on the face of the reconciliation. Many of these adjustments also appear to be related to items where differences between IFRS and U.S. GAAP were expected to occur based upon your disclosure, given that many of these were the subjects of comments issued in June 8, 2006 after a review of your form 20-F. We believe that these should be separately presented in the reconciliation, and should have narrative disclosure of the differences provided in the filing, similar to the discussion provided in Note 39 for the other U.S. GAAP adjustments which are separately identified.
We propose to amend our Annual Report on Form 20-F for the year ended December 31, 2005 to expand our GAAP reconciliation footnote and the discussion thereof. We refer the Staff to our proposed amendments to our 2005 Form 20-F (see separate file attached).
13 —	We note the discussion provided in the prior response to comment 25 under footnote (3) Corrections related to the transition to IFRS. Please expand upon your prior response to address the components of the adjustments (i.e. the actual adjustments that comprise the (10) and 3 in net income and the 6 and 33 in shareholders’ equity in 2005 and 2004, respectively).
The amounts referred in our prior response letter as “Corrections related to transition to IFRS” reflect corrections that were identified during the transition to IFRS.
These corrections can be classified in three main categories:
1.	Errors in the accounting treatment under French GAAP related to topics for which no discrepancy exists between IFRS, French GAAP and U.S. GAAP.

2.	Erroneous adjustments between French GAAP and U.S. GAAP related to topics for which no discrepancy between French GAAP and IFRS has been identified,

3.	Errors in the first draft of the IFRS opening balance sheet that have been corrected during 2005, as disclosed in our consolidated financial statements under IFRS as of December 31, 2005 (see note 38, page F-94 of our 2005 Form 20-F) related to topics for which no discrepancy between IFRS and U.S. GAAP has been identified.
The main adjustments related to the three above-mentioned categories are the following:
•	First category:

Certain restructuring reserves relating to costs with deferred payment terms were not initially recorded at their discounted amount. This erroneous accounting treatment represented an impact before tax of +€8 million as of December 31, 2004 that was accounted for in the opening balance sheet under IFRS and in the 2004 net income under U.S. GAAP.
Some provisions have also been considered as not compliant under IFRS as of January 1, 2004. As no difference exists between French GAAP and IFRS concerning the definition of restructuring liabilities and provisions, the error has been corrected in the IFRS opening balance sheet for an amount of +€7 million and in the 2004 U.S. GAAP net income for the same amount.

•	Second category:

Certain disposal of businesses that occurred before 2004 included potential post-transaction adjustments in accordance with the contractual terms of the sale agreements. We considered erroneously that these adjustments could be considered as earn-out clauses related to business combinations, and the estimated amounts of the post—transaction adjustments were reversed for U.S. GAAP purposes. Only actual adjustments have been accounted for. This erroneous adjustment between French GAAP (compliant with IFRS) and U.S. GAAP represented corrections amounting to -€20 million in the 2004 U.S. GAAP net income.

•	Third category:

Some hedge accounting entries accounted for in the opening balance sheet under IFRS were corrected during 2005. This correction amounted to €7 million as of December 31, 2004 and was accounted for in the opening balance sheet under IFRS and in the 2004 net income under U.S. GAAP.
Adjustments have also been accounted for related to our stake in Thales and Draka (investments accounted for using equity the method under both IFRS and U.S. GAAP). These adjustments are related to the second and third categories mentioned above. An extensive study of the IFRS adjustments accounted for by Thales (investments accounted for using the equity method under both IFRS and U.S. GAAP) allowed us to determine that some past adjustments related to assets contributed by or to Thales were no longer justified. Concerning Thales and Draka, definitive IFRS figures were published by these entities after the publication by Alcatel of its IFRS opening balance sheet and differences between estimated IFRS opening balance sheets of these affiliates and the actual figures were taken into account in the definitive Alcatel IFRS opening balance sheet as published in January 2006. Such differences represented a positive adjustment of €28 million as of December 31, 2004 and were accounted for in the opening balance sheet under IFRS and in the 2004 net income under U.S. GAAP.
The above adjustments are summarized in the table below:
Corrections related to IFRS transition — Net income

(In millions of Euros)	2005	2004
Discounted value of some restructuring reserves	(2)	8
Post-transaction adjustments on businesses disposed of		(20)
Thales and Draka corrections		28
Other (individual amounts are immaterial)	(8)	(13)

TOTAL	(10)	3

Corrections related to IFRS transition — Shareholders’ equity

(In millions of Euros)	2005	2004
Post-transaction adjustments on businesses disposed of	(14)
Hedge accounting		7
Provisions		7
Other (individual amounts are immaterial)	20	19

TOTAL	6	33

We respectfully note to the Staff that such corrections are inherent to a GAAP conversion project like the one we experienced in 2004-2005 to convert from French GAAP to IFRS, which we believe was performed in a diligent and thorough manner.
As noted in our prior response letter, we concluded through our qualitative and quantitative assessment of materiality that such corrections were considered — either individually or in the aggregate — immaterial to our consolidated financial statements.

We would appreciate your letting us know as soon as possible whether our supplemental explanations and the proposed amendments to our Annual Report on Form 20-F for the year ended December 31, 2005 are satisfactory to you. As our counsel, Delia Spitzer, of Proskauer Rose, mentioned to Adam Washecka, we at Alcatel would be happy to provide in a telephone conference with the staff any further clarification or information needed. Delia Spitzer, who is reachable at 011 331 53 05 60 15, is available to coordinate a conference call between the Staff and Alcatel’s Chief Accounting Officer and any other appropriate Alcatel representative.

Sincerely,
Jean-Pascal Beaufret Chief Financial Officer

cc:	Robert S. Littlepage, Jr. Accounting Branch Chief

PROPOSED AMENDMENTS TO ALCATEL’S 2005 ANNUAL REPORT ON FORM 20-F
In response to your question 1 in your letter of June 8, 2006, page 2
Alcatel and subsidiaries Consolidated Income Statements, page F-2

		2005(a)	2005	2004
	Note
	(in millions except per share information)
Revenues	(4) & (5)	$15,554	€13,135	€12,244
Cost of sales		(10,069)	(8,503)	(7,631)

Gross profit		5,485	4,632	4,613
Administrative and selling expenses		(2,368)	(2,000)	(1,944)
Research and development expenses before capitalization of development expenses		(1,828)	(1,544)	(1,620)
Impact of capitalization of development expenses		120	101	130
R&D costs	(6)	(1,709)	(1,443)	(1,490)

Operating profit (loss)	(4)	1,408	1,189	1,179
Share-based payments (stock option plans)	(23)	(82)	(69)	(60)
Restructuring costs	(27)	(130)	(110)	(324)
Impairment of capitalized development costs	(7)	—	—	(88)
Gain/(loss) on disposal of consolidated entities ~~shares~~		153	129	—

Income (loss) from operating activities		1,349	1,139	707
Financial interest on gross financial debt		(258)	(218)	(226)
Financial interest on cash and cash equivalents		144	122	105
Finance costs	(8)	(114)	(96)	(121)
Other financial income (loss)	(8)	54	46	14
Share in net income (losses) of equity affiliates	(16)	(17)	(14)	(61)

Income before tax and discontinued operations		1,273	1,075	539
Income tax expense	(9)	(108)	(91)	(36)

Income (loss) from continuing operations		1,165	984	503
Income (loss) from discontinued operations	(10)	(15)	(13)	142

NET INCOME (LOSS)		$1,150	€971	€645

Attributable to:
- Equity holders of the parent		1,101	930	576
- Minority interests		49	41	69
Net income (loss) attributable to the equity holders of the parent per share (in euros)
- Basic earnings per share	(11)	0.81	0.68	0.43
- Diluted earnings per share	(11)	0.81	0.68	0.42
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share (in euros)
- Basic earnings per share		0.82	0.69	0.32
- Diluted earnings per share		0.82	0.69	0.31
Net income (loss) of discontinued operations per share (in euros)
- Basic earnings per share		(0.01)	(0.01)	0.11
- Diluted earnings per share		(0.01)	(0.01)	0.11

Note 1 to our Consolidated Financial Statements, page F-17
We propose to expand the disclosure provided in Note 1(p) as follows :
     “Operating profit (loss) includes gross margin, administrative and selling expenses and research and development costs (see note 1f) and, in particular, pension costs (except for the financial component, see note 1k), employee profit sharing, fair value changes of derivative instruments related to commercial bids and capital gains (losses) from the disposal of intangible assets and property, plant

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and equipment. The “Operating profit (loss)” subtotal is the measure that is used internally to evaluate performance. Income (loss) from operating activities includes operating profit (loss), restructuring costs (see note 1l), share-based payments (stock option plans and stock purchase plans), capital gains (losses) from the disposal of entities ~~shares~~ in consolidated or proportionately consolidated subsidiaries (not eligible to be accounted for as a discontinued operation under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”) and all other elements of operating activity whose inclusion in the operating profit (loss) would hamper an understanding of the Group’s operating performance (notably for the case of impairment of development costs capitalized in 2004) due to their nature, frequency and/or materiality. Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before income tax, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.”
In response to your question 3 in your letter of June 8, 2006, page 2
Critical accounting policies — Revenue recognition — page 24
We propose to modify our previous disclosure as follows:
~~“For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the income statement could be significant.”~~
Note 1 to our Consolidated Financial Statements — Summary of accounting policies — (o) Revenues — page F-17
We propose to modify our previous disclosure as follows:
“For product sales made through retailers and distributors, revenue is recognized ~~at the time of~~ upon shipment to the distribution channel, assuming all other revenue recognition criteria have been met. Such sales are not contingent on the distributor selling the product to third parties, as the distribution contracts contain no right of return. ~~Accruals for any estimated returns are recorded at the same time based on contract terms and prior claims experience, as a markdown of sales”~~
Note 2 to our Consolidated Financial Statements — Principal uncertainties regarding the use of estimates — (h) Revenue recognition — page F-23
We propose to modify our previous disclosure as follows:
~~“For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the income statement could be significant.”~~
In response to your question 5 in your letter of June 8, 2006, page 3
Note 3 to our Consolidated Financial Statements — Changes in consolidated companies — page F-25
We propose to modify our previous disclosure as follows:
"(...) definitive financial statements of Draka Comteq BV was received during the second quarter of 2005 and the gain/loss was adjusted accordingly. The amount of the loss recorded in 2004 and the positive adjustment that was recorded in 2005 is €(16) million and €8 million respectively.”

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In response to your question 8 in your letter of June 8, 2006, page 3
Note 13 to our Consolidated Financial Statements — Intangible assets, page F-40
We propose to modify the column headers of the table (a) Gross value as follows:
~~“Gross value~~ Capitalized development costs”
~~“Amortization and impairment losses~~ Other intangible assets”
~~“Net~~ Total”
In response of your question 9 in your letter of June 8, 2006, page 3
Note 14 to our Consolidated Financial Statements — Property, plant and equipment, page F-44
We propose to modify the tables in page F-44 as follows:
(a) Changes in property, plant and equipment, gross

			Plant, equipment
	Land	Buildings	and tools	Other	Total
	(in millions of euros)
At January 1, 2004	148	1,634	3,533	777	6,092

Additions	—	12	134	80	226
Assets held for sale, discontinued operations and disposals	(60)	(481)	(1,003)	(125)	(1,669)
Business combinations	—	—	6	—	6
Net effect of exchange rate changes	(1)	(26)	(79)	(3)	(109)
Reclassifications and other changes	(6)	59	156	(81)	128

At December 31, 2004	81	1,198	2,747	648	4,674

Additions	3	12	152	95	262
Assets held for sale, discontinued operations and disposals	(13)	(255)	(522)	(76)	(866)
Business combinations	9	69~~104~~	42~~138~~	8~~14~~	128~~265~~

Net effect of exchange rate changes	4	56	171	10	241
Reclassifications and other changes	1	(48)	100	(72)	(19)

At December 31, 2005	85	1,032~~67~~	2,690~~786~~	613~~9~~	4,420~~557~~

(b) Changes in accumulated depreciation of property, plant and equipment and impairment losses

			Plant, equipment
	Land	Buildings	and tools	Other	Total
	(in millions of euros)
At January 1, 2004	(21)	(1,016)	(2,988)	(631)	(4,656)

Depreciation charge	(1)	(69)	(207)	(40)	(317)
Impairment losses	(3)	(2)	(5)	—	(10)
Assets held for sale, discontinued operations and disposals	14	347	930	102	1,393
Business combinations	—	—	(3)	—	(3)
Net effect of exchange rate changes	—	12	67	2	81
Reclassifications and other changes	(1)	13	(123)	44	(67)

At December 31, 2004	(12)	(715)	(2,329)	(523)	(3,579)

Depreciation charge	(1)	(55)	(193)	(35)	(284)
Impairment losses	—	(1)	—	—	(1)

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				Plant, equipment
	Land	Buildings		and tools		Other		Total
	(in millions of euros)
Assets held for sale, discontinued operations and disposals	1	176		463		64		704
Business combinations	—	~~(35~~	~~)~~	~~(96~~	~~)~~	~~(6~~	~~)~~	~~(137~~	~~)~~
Net effect of exchange rate changes	—	(25)		(143)		(7)		(175)
Reclassifications and other changes	(2)	65		(50)		13		26

At December 31, 2005	(14)	(555~~90~~	)	(2,252~~348~~	)	(488~~94~~	)	(3,309~~446~~	)

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In response to your question 10 in your letter of June 8, 2006, page 3
Note 1 to our Consolidated Financial Statements — Summary of accounting policies — (u) Marketable securities — page F-18
We propose to modify our previous disclosure as follows:
“Marketable securities are quoted market funds with original maturities exceeding three months and/or with underlying assets such as listed shares. In accordance with IAS 39 (...) For securities ~~considered~~ designated as at fair value through profit or loss (...)”
In response to your question 14 in your letter of June 8, 2006, page 5
Critical accounting policies — Provision for warranty costs and other contractual obligations - page 23
We propose to modify our previous disclosure as follows:
"Provisions for warranty costs and other product sales reserves ~~contractual obligations~~
Provisions for product sales cover probable liabilities arising from past and current sales contracts and are mainly related to claims made by customers for non-fulfillment of contractual obligations, warranty and retrofits, fines and penalties. Provisions are recorded for warranties given to customers on our products or for expected losses and for penalties incurred in the event of failure to meet contractual obligations on construction contracts. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties that will be effectively paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.
~~Provisions for contractual obligations~~ Product sales reserves represented €753 million at December 31, 2005, of which €173 million related to construction contracts (see Note 18 to our consolidated financial statements included elsewhere herein) (€933 million and €271 million, respectively, at December 31, 2004). For further information on the impact on net income (loss) of the change in these provisions, see Consolidated Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, Operating Profit (Loss) in this section and Notes 18 and 27 to our consolidated financial statements included elsewhere herein.
Consolidated Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004 — Operating Profit (Loss) — page 27
We propose to modify our previous disclosure as follows:
"Operating Profit (Loss). We recorded operating profit of €1,189 million for 2005 compared to €1,179 million for 2004. Operating profit as a percentage of revenues was 9.1% for 2005 compared to 9.6% in 2004. This decrease resulted from the competitive pricing environment that impacted our gross profit despite decreases in our fixed costs.
Provision reversals impacted Operating Profit (Loss) by €267 million in 2005 of which €236 million related to product sales reserves (€306 million and €229 million respectively in 2004). Of the €236 million, €136 million mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining €100 million related to reversals of warranty provisions due to revision of our original estimate for warranty provisions regarding warranty period and costs. This revision in turn was due mainly to the earlier than expected renewal of products by the customer, as a result of technological obsolescence, or to better product performance than anticipated.

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In the same period additional product sales reserves were recorded for an amount of €305 million representing a net negative impact on the Operation Profit (Loss) of €69 million (€253 million of additional product sales reserves and a net negative impact of €24 million respectively in 2004).”
In response to your question 21 in your letter of June 8, 2006, page 6 and question 11 in your letter of July 13, 2006, page 4
Note 39 — Summary of differences between accounting principles followed by Alcatel and U.S. GAAP, page F-120
(a) Differences in accounting for business combinations, page F-120
We propose to modify our footnote at the bottom of the table in page F-120 as follows:
"(a) As TiMetra ~~does~~ did not meet the definition of a business ~~under U.S. GAAP~~ as defined by EITF Issue No. 98-3 “Determining Whether a Non-Monetary Transaction Involves Receipt of Productive Assets or of a Business”, ~~goodwill was written off.~~ an amount of $114 million, representing the excess of the purchase price over the fair value of all identifiable assets acquired and liabilities assumed was accounted for directly in the income statement as a loss. The fair value of the identifiable assets acquired was based upon an appraisal made by an external expert.”
In response to your question 24 in your letter of June 8, 2006, page 6
Note 40 — Reconciliation to U.S. GAAP, page F-128
For the purpose of clarifying our disclosure, we therefore propose to amend the disclosure relating to discontinued operations by providing the following additional paragraph:
“Due to differences in accounting for goodwill, the value of net assets under IFRS and U.S. GAAP are different with regard to the discontinued operations of SAFT and Saft Power Systems (see comments given in Note 3 — Changes in consolidated companies of our consolidated financial statements under IFRS). As a result, we have recorded a reconciling charge of €35 million before tax in our income (loss) from discontinued activities under U.S. GAAP.”
In response to your question 25 in your letter of June 8, 2006, page 7 and question 12 in your letter of July 13, 2006, page 5
Note 40 — Reconciliation to U.S. GAAP, page F-128 and 129
(n) Effect of cumulative translation adjustments on sale of subsidiaries
We elected to reset the cumulative translation adjustments to zero as of the transition date to IFRS (January 1, 2004), as discussed in Note 1(d) to our consolidated financial statements. As a result, we created a permanent reconciling item between IFRS and U.S. GAAP. A portion of this reconciling item is reversed each time we dispose of a consolidated subsidiary, the financial statements of which were denominated in a currency other than our reporting currency, the euro, and for which the cumulative translation adjustment as of January 1, 2004 was something other than zero under U.S. GAAP.
(o) Reversal of inventory write-downs
     Under U.S. GAAP, reversal of an inventory write-down is prohibited, as a write-down creates a new cost basis. Under IFRS, however, a reversal (limited to the amount of the original write-down) is required for any subsequent increase in the value of inventory previously written down.
(p) Fair value of marketable securities

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During the transition to IFRS, we decided to designate as “financial assets at fair value through profit or loss” some of the financial assets reported as “marketable securities”, as permitted by the provisions of IAS 39 § 9(b). which relate to the definitions of the four categories of financial instruments, and in particular, for financial assets with quoted market prices in an active market and the fair value of which can be reliably measured.
Under U.S. GAAP, these marketable securities are classified as “available-for-sale” securities according to the guidance provided by FASB Statement No 115 with change in fair value recorded in “Other Comprehensive Income”.
(q) Adjustments on equity affiliates
The most significant portion of this adjustment is related to the share in net assets of Thales, which is accounted for under the equity method. The difference primarily arose from the following:
Our adoption of FASB Statement No. 142, effective January 1, 2002, which required us to cease the amortization of goodwill (including goodwill related to equity affiliates) for U.S. GAAP purposes. Effective upon our transition to IFRS (January 1, 2004), we discontinued amortization of goodwill in accordance with IFRS 3; however, we adopted the IFRS 1 transitional provisions on a prospective basis. This difference in the adoption dates between the two standards has created a reconciling item which is presented as “adjustments on equity affiliates” as it relates to “Goodwill, net” and “Share in net assets of equity affiliates” balance sheet line items.
Thales, a French public company, also adopted IFRS effective January 1, 2004. The primary reconciling item between French GAAP and IFRS resulted from the election of the option to record accumulated unrecognized actuarial gains and losses relating to pensions at the transition date in shareholders’ equity pursuant to IFRS 1. As a result, an adjustment has been recorded to cancel the effect of these IFRS transitional provisions in arriving at U.S. GAAP net income.
Note 40 — Reconciliation to U.S. GAAP
     The following is a summary of the estimated adjustments to Alcatel net income (loss) attributable to the equity holders of the parent for the years 2005 and 2004 and Alcatel shareholders’ equity attributable to the equity holders of the parent at December 31, 2005 and 2004, which would be required if U.S. GAAP had been applied instead of IFRS.
(1) Net income

	Note	2005(a)		2005		2004
	(in millions)

Net income (loss) attributable to the equity holders of the parent according to IFRS		$1,101		€930		€576

Business combinations and amortization of goodwill	39 (a)(b)	(118)		(100)		(43)
Capitalization of development costs	39 (c)	27		23		73
Restructuring plans	39 (d)	(62)		(52)		(97)
Sale and lease back transactions	39 (h)	(3)		(2)		23
Compound financial instruments	39 (i)	(32)		(27)		(33)
Discontinued operations	39 (l)	—		—		(35)
Share based payments	39 (g)	82		69		60
Pension and post-retirement benefits	39 (f)	(11)		(9)		30
Effect of cumulative translation adjustments on sale of subsidiaries	39(n)	40		34		—

Reversal of inventory write-downs	39(o)	—		—		(25)

Fair value of marketable securities	39(p)	(25)		(21)		—

Adjustments on equity affiliates	39(q)	(4)		(3)		(3)

Other adjustments		(15	)~~(4)~~	(14	)~~(4)~~	(4	)~~(32)~~

Tax effect of the above adjustments		(77)		(65)		28

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	Note	2005(a)	2005	2004
	(in millions)

Net income (loss) according to U.S. GAAP		903	763	550

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1842 on December 31, 2005.

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(2) Shareholders’ equity

	Note	December	December	December
		31, 2005(a)	31, 2005	31, 2004
	(in millions)

Shareholders’ equity attributable to the equity holders of the parent according to IFRS		$7,382	€6,234	€4,920

Business combinations and amortization of goodwill	39 (a)(b)	3,866	3,265	3,107
Capitalization of development costs	39 (c)	(230)	(194)	(224)
Restructuring plans	39 (d)	71	60	109
Sale and lease back transactions	39 (h)	(231)	(195)	(193)
Compound financial instruments	39 (i)	(137)	(116)	(734)
Pension and post-retirement benefits	39 (f)	(506)	(427)	(294)
Discontinued operations	39 (l)	—	—	3
Adjustments on equity affiliates	39(q)	118	100	101

Reversal of inventory write-downs	39(o)	(30)	(25)	(25)

Other adjustments		22~~109~~	17~~92~~	48~~124~~

Tax effect of the above adjustments		—	—	46

Shareholders’ equity according to U.S. GAAP		$10,325	8,719	€6,864

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.1842 on December 31, 2005.

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